Exhibit (e)(6)(A)
RESTRICTED STOCK UNIT GRANT AGREEMENT
JAVELIN PHARMACEUTICALS, INC.
2005 OMNIBUS STOCK INCENTIVE PLAN
RESTRICTED STOCK UNIT AGREEMENT
This restricted stock unit agreement (the “Agreement”), dated December 18, 2009 (the “Grant Date”), is delivered by Javelin Pharmaceuticals, Inc. (the “Company”) to Stephen J. Tulipano (the “Grantee”).
1. Grant of Restricted Stock Units. The Company has established an RSU Account on the Grantee’s behalf under the Javelin Pharmaceuticals, Inc. 2005 Omnibus Stock Incentive Plan (the “Plan”), and will credit it with ten-thousand (10,000) RSUs upon the Grantee’s signing and returning to the Company a copy of this Agreement by the deadline specified herein. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meaning ascribed to such terms in the Plan.
2. Nature of Restricted Stock Unit. The RSUs represent an unfunded and unsecured promise by the Company to deliver Shares in the future in accordance with this Award. The RSUs do not entitle the Grantee to vote any Shares or to receive dividends. The RSUs may not be transferred, assigned, hypothecated, pledged, or otherwise encumbered or subjected to any lien, obligation, or liability of the Grantee.
3. Vesting of the RSUs. Provided that the Grantee remains continuously employed by the Company or any successor until the applicable vesting date, fifty percent (50%) of the RSUs will vest on June 17, 2010, and the remaining fifty percent (50%) will vest on June 17, 2011, provided, however, that upon an earlier Corporate Transaction, all outstanding awards will become fully vested immediately prior to the consummation of the Corporate Transaction. In the event of the Grantee’s termination of employment due to death or disability, the RSUs will become fully vested. Upon termination of the Grantee’s employment for any reason other than death or disability, all of the Grantee’s then unvested awards will immediately terminate and be forfeited.
4. Payment of the RSUs. Upon the Grantee’s satisfaction of the applicable vesting conditions, the Company will, in the event of a Corporate Transaction, in advance of the consummation of the Corporate Transaction, and in all other events, within thirty (30) business days, distribute a Share to the Grantee for each RSU credited to the Grantee’s RSU Account.
5. No Implied Rights. Nothing contained in this Agreement or in the Plan shall confer upon the Grantee any right with respect to the terms of or continuation of the Grantee’s employment with the Company, or to interfere with the right of the Company to terminate the Grantee’s employment at any time, with or without cause.

6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of laws provisions.
7. Taxes. The Company does not make any representation to the Grantee, by way of this Agreement or otherwise, with respect to the tax consequences of the RSUs granted or any subsequent disposition of the Shares acquired under the RSUs. The Grantee agrees to pay the Company in cash or to make appropriate arrangements with the Company for the satisfaction of all federal, state, local, and foreign income and employment tax withholding requirements applicable to the RSUs. The Grantee acknowledges and agrees that his or her rights under this Agreement are subject to his or her payment of all taxes under this Paragraph 7.
8. Code Section 83(b). The Grantee acknowledges that the crediting of RSUs to the Grantee’s RSU Account does not constitute a transfer of property to which an election under Section 83(b) of the Internal Revenue Code would apply and that, accordingly, the Grantee cannot choose to be taxed upon grant of the RSUs.
9. Release of Claims. In exchange for the grant of RSUs provided under this Agreement, to which the Grantee would not otherwise be entitled, the Grantee agrees that this Agreement shall be in complete and final settlement of any and all causes of action, rights or claims that the Grantee may have had in the past, now has, or might now have, in any way related to, connected with or arising out of the amendment and restatement of the Plan approved by the Company’s Board of Directors on December 18, 2009 pursuant to any federal, state or local law, regulation or other requirement and you hereby release and forever discharge the Company its Affiliates, the Plan administrators and all of their respective past and present directors, shareholders, officers, employees, agents and representatives, their successors and assigns, and all others connected with any of them, both individually and in their official capacities, from any and all such causes of action, rights and claims.
10. Agreement Subject to Plan. This Agreement is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan. In the event of a conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan shall prevail. In the event of any ambiguity in this Agreement or any matters as to which this Agreement is silent, the Plan shall govern including, without limitation, the provisions thereof pursuant to which the Committee has the power, among others, to (i) interpret the Plan and Awards related thereto, (ii) prescribe, amend and rescind rules and regulations relating to the Plan, and (iii) make all other determinations deemed necessary or advisable for the administration of the Plan. Its determination shall be conclusive and binding upon the Grantee, and shall be given the maximum deference permitted by law. The Grantee acknowledges by signing this Agreement that he or she has received and reviewed a copy of the Plan and any prospectus that has been prepared with respect to the Plan.
11. Entire Agreement. This Agreement and the Plan constitute the entire agreement between the Company and the Grantee with respect to the RSUs granted herein.

12. Assurances. In signing this Agreement, the Grantee gives the Company assurance that he or she has signed it voluntarily and with a full understanding of its terms; that the Grantee has had sufficient opportunity to consider this Agreement; and that, in signing this Agreement, the Grantee has not relied on any promises or representations, express or implied, that are not set forth expressly in this Agreement.
If the foregoing is acceptable to the Grantee, please sign, date and return a copy of this Agreement to Martin Driscoll by March 9, 2010.

JAVELIN PHARMACEUTICALS, INC.

By:	/s/ Martin J. Driscoll
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The undersigned hereby acknowledges receipt of the foregoing Agreement, a copy of the Plan, and a copy of any prospectus that has been prepared with respect to the Plan, and agrees to be bound by all of the terms and conditions of each with respect to the RSUs granted herein.
GRANTEE:

Signature:	Stephen J. Tulipano

Print Name:	/s/ Stephen J. Tulipano

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